Exhibit 99.1

# seanergy

A prominent pure-play Capesize ship-owner publicly listed in the U.S. capital markets

Seanergy Maritime Shareholders Overwhelmingly Re-Elect Seanergy Nominees at 2024 Annual Meeting

November 4, 2024, Glyfada, Greece – Seanergy Maritime Holdings Corp. (“Seanergy” or the “Company”) (NASDAQ: SHIP) today announced that at the Company’s 2024 Annual Meeting of Shareholders, Seanergy shareholders have overwhelmingly voted to re-elect the Company’s two director nominees – Dimitrios Anagnostopoulos and Ioannis Kartsonas – to serve until the 2027 Annual Meeting, to ratify the appointment of the existing auditors and to reject the proposals brought by G. Economou through his entity Sphinx Investment Corp.

The final voting results are as follows:

COMPANY PROPOSALS	% OF VOTES
	FOR	AGAINST	WITHHOLD /ABSTAIN
1a. Election of Director – Dimitrios Anagnostopoulos	88.21%	-	11.79%
1b. Election of Director – Ioannis Kartsonas	88.22%	-	11.78%
2. Ratification of Appointment of Auditors	93.47%	6.48%	0.05%
G. ECONOMOU PROPOSALS	% OF VOTES
	FOR	AGAINST	WITHHOLD /ABSTAIN
3. Board declassification	13.23%	86.60%	0.17%
4A. Resignation of Mr. Stamatios Tsantanis	8.48%	91.27%	0.24%
4B. Resignation of Ms. Christina Anagnostara	8.48%	91.30%	0.22%
4C. Resignation of Mr. Elias Culucundis	8.50%	91.28%	0.22%

Excluding the votes of management, directors, Series B Preferred Shares and G. Economou1, Seanergy’s unaffiliated common shareholders overwhelmingly supported Seanergy’s incumbent directors and rejected the proposals put forth by G. Economou, as follows:

1 Assumes that shares reported on Schedule 13D as beneficially owned by G. Economou were voted against the Company proposals and for his proposals.

COMPANY PROPOSALS	% OF VOTES
	FOR	AGAINST	WITHHOLD /ABSTAIN
1a. Election of Director – Dimitrios Anagnostopoulos	71.47%	-	28.53%
1b. Election of Director – Ioannis Kartsonas	71.51%	-	28.49%
2. Ratification of Appointment of Auditors	97.51%	2.31%	0.18%
G. ECONOMOU PROPOSALS	% OF VOTES
	FOR	AGAINST	WITHHOLD /ABSTAIN
3. Board declassification	36.38%	62.70%	0.93%
4A. Resignation of Mr. Stamatios Tsantanis	10.54%	88.14%	1.32%
4B. Resignation of Ms. Christina Anagnostara	10.54%	88.28%	1.18%
4C. Resignation of Mr. Elias Culucundis	10.64%	88.16%	1.20%

Seanergy issued the following statement:

We greatly appreciate our shareholders’ support for our Board. This outcome reflects confidence in our Board and Seanergy’s strategic direction and our commitment to value creation both now and into the future. It is clear that our shareholders recognize that our Board and governance are driving meaningful, sustained growth. Today’s vote also underscores that Seanergy shareholders have firmly rejected G. Economou’s self-serving attempt to seize control, standing decisively against his proposals.

In recent years, Seanergy’s Board and management team have transformed the Company into a leading public, growth-oriented Capesize pure-play. Our investments in the Capesize fleet have enabled us to operate efficiently, outperform the market, and generate strong free cash flow to support disciplined growth while increasing capital returns to shareholders. With this focused strategy, we believe Seanergy is well-positioned to continue delivering strong performance through the cycle and attractive shareholder returns.

We thank our shareholders for the trust they have placed in our Board, and we look forward to continue engaging with them and taking actions that are in the best interest of all Seanergy shareholders.

About Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp. is a prominent pure-play Capesize shipping company publicly listed in the U.S. Seanergy provides marine dry bulk transportation services through a modern fleet of Capesize vessels. The Company’s operating fleet consists of 19 vessels (1 Newcastlemax and 18 Capesize) with an average age of approximately 13.5 years and an aggregate cargo carrying capacity of approximately 3,417,608 dwt.

The Company is incorporated in the Republic of the Marshall Islands and has executive offices in Glyfada, Greece. The Company's common shares trade on the Nasdaq Capital Market under the symbol “SHIP”.

Please visit our Company website at: www.seanergymaritime.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, including with respect to the declaration of dividends, market trends and shareholder returns. Words such as “may”, “should”, “expects”, “intends”, “plans”, “believes”, “anticipates”, “hopes”, “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the Company’s operating or financial results; the Company’s liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, impacts of litigation, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; broader market impacts arising from trade disputes or war (or threatened war) or international hostilities, such as between Israel and Hamas or Iran and between Russia and Ukraine; risks associated with the length and severity of pandemics (including COVID-19), including their effects on demand for dry bulk products and the transportation thereof; and other factors listed from time to time in the Company’s filings with the SEC, including its most recent annual report on Form 20-F. The Company’s filings can be obtained free of charge on the SEC’s website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Investors
Seanergy Investor Relations
Tel: +30 213 0181 522
E-mail: ir@seanergy.gr

Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1536
New York, NY 10169
Tel: +1 212-661-7566
Email: seanergy@capitallink.com

Media
Joele Frank, Wilkinson Brimmer Katcher
Aaron Palash / Maggie Carangelo / Spencer Hoffman
Tel: +1 212-355-4449
Email: Seanergy-Media@joelefrank.com